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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 52535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Dynamics Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd., Suite 400
(No. and Street)

Pleasant Hill (City) California (State) 94523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Butler (925) 956-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephen J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Dynamics Securities Corporation, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of CONTRA COSTA
Subscribed ans sworn to (or affirmed) before me on this 19th day of NOVEMBER 2012 by M. L. AQUINO proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

[Signature]
Notary Public

[Signature] 11/19/2012
Signature

President
Title

M. L. AQUINO
Commission # 1869626
Notary Public - California
Contra Costa County
My Comm. Expires Oct 29, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Dynamics Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2012


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation:

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation (the Company) as of September 30, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 8, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2012

Assets

Cash	$	44,439
Accounts receivable		5,666
Commissions receivable		698
Prepaid income taxes		481
Total assets	$	51,284

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	6,363
Total liabilities		6,363

Stockholder's equity

Common stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding		72,600
Additional paid-in capital		3,100
Accumulated deficit		(30,779)
Total stockholder's equity		44,921
Total liabilities and stockholder's equity	$	51,284

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Income
For the Year Ended September 30, 2012

Revenues	
Commission income	$ 134,252
Other income	5,693
Total revenues	139,945
Expenses	
Consulting service	95,994
Occupancy and equipment rental	17,500
Other operating expenses	16,961
Total expenses	130,455
Net income (loss) before income tax provision	9,490
Income tax provision	800
Net income (loss)	$ 8,690

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at September 31, 2011	$ 72,600	$ 3,100	$ (39,469)	$ 36,231
Net income (loss)	-	-	8,690	8,690
Balance at September 30, 2012	$ 72,600	$ 3,100	$ (30,779)	$ 44,921

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2012

	Amount
Balance at September 31, 2011	$ -
Increase:	-
Decrease:	-
Balance at September 30, 2012	$ -

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
For the Year Ended September 30, 2012

Cash flow from operating activities:		
Net income (loss)		$ 8,690
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 5,515	
Commissions receivable	(406)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(9,460)	
Total adjustments		(4,351)
Net cash provided by (used in) operating activities		4,339
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		4,339
Cash at beginning of year		40,100
Cash at end of year		$ 44,439
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pension Dynamics Securities Corporation (the "Company") was incorporated in the state of California on September 17, 1999. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a retail broker/dealer in mutual funds, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The majority of the clients are located in the San Francisco area.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions receivable represent commissions earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 8, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Note 1, the Company is treated as a S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California minimum franchise tax of $800.

Note 3: RELATED PARTY TRANSACTIONS

In December of 2000, the Company entered into a written agreement with Pension Dynamics Corporation ("PDC"), a company under common control, whereby PDC provides office space, equipment, accounting, and staffing to maintain the Company's operations. The Company agreed to pay PDC a variable amount for rent and administrative costs which can be altered quarterly as conditions require. For the year ended September 30, 2012, the Company paid $115,271 under this agreement for the following expenses:

Consulting service - related party	$	91,771
Occupancy and equipment rental		17,500
Other operating expenses		6,000
	$	115,271

The Company receives a significant portion of its revenue through client referral from PDC. In the year ending September 30, 2012, this represented approximately $134,252 in income.

Note 3: RELATED PARTY TRANSACTIONS (Continued)

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has received notice from the Internal Revenue Service ("IRS") that it had filed its Federal tax returns for numerous years improperly. The Company used Federal Form 1120, which requires the Company pay taxes on its income directly to the Internal Revenue Service. The IRS contends they should have used Form 1120 S, which effectively passes corporate income through to individual shareholders, who are then required to report that income on their personal tax returns. The Company has used Form 1120 since its inception and is seeking to revoke its S corporation status. In the meantime, the Company has appealed to the Internal Revenue Service for a ruling on how best to resolve the issue for prior years. Any possible effect of this ruling has not been provided for in these financial statements.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending September 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2012, the Company had net capital of $44,440 which was $19,440 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($6,363) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum allowed.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2012

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $804 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 45,244
Adjustments:		
Accumulated deficit	$ (804)	
Total adjustments		(804)
Net capital per audited statements		$ 44,440

Pension Dynamics Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2012

Computation of net capital		
Common stock	$ 72,600	
Additional paid-in capital	3,100	
Accumulated deficit	(30,779)	
Total stockholder's equity		$ 44,921
Less: Non-allowable assets		
Prepaid income taxes	(481)	
Total non-allowable assets		(481)
Net capital		44,440
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 424	
Minimum dollar net capital required	$ 25,000	
Net capital required (greater of above)		(25,000)
Excess net capital		$ 19,440
Ratio of aggregate indebtedness to net capital	0.14 : 1	

There was a difference of $804 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2012 (See Note 8).

See independent auditor's report

Pension Dynamics Securities Corporation
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

A computation of reserve requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Pension Dynamics Securities Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

Information relating to possession or control requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Pension Dynamics Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended September 30, 2012


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pension Dynamics Securities Corporation:

In planning and performing our audit of the financial statements of Pension Dynamics Securities Corporation (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

Los Angeles New York Oakland Seattle

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 8, 2012

Pension Dynamics Securities Corporation

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended September 30, 2012


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation:

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation (the Company) as of September 30, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 8, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

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